FIC INVESTMENTS USA CORP.
Suite 3800 Wells Fargo Center
999 3rd Avenue
Seattle WA 98104-4023

April 29, 2005

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street NW
Washington, DC 20549

Re: FIC USA Investments USA Corp.
Withdrawal Request for Form S-11 filed September 30, 2004
under vFile No.333-119392

Dear Sir or Madam:

Please accept this letter as our formal request to withdraw the above-noted submission. This submission has since been replaced by a Form SB-2, filed on December 1, 2004 under File No. 333-120928.

Should you have any questions or require further information, please do not hesitate to contact the writer at 1-604-224-1269.

Very truly yours,

FIC INVESTMENTS USA CORP.

/s/ Earle Pasquill

Earle Pasquill, President